Sheet1

This proposal has passed

FINAL Proxy Results - Somerset Exchange Fund
Meeting Date: October 2, 2001

Record Date: August 15, 2001
As of: October 2, 2001

				Units Voted				Percentage of Total Outstanding Units Voted

Votes Needed
	Shares Needed	Outstanding	50% + 1 of				Total Units
All Classes	To Pass	Shares	Outstanding Shares	For	Against	Abstain	Voted	For	Against	Abstain	Votes Received over 50% + 1

To convert to an Open End Investment	-15,867	148,949	74,475	90,342	2,405	0	92,747	60.64%	1.61%	0.00%	-10.65%
Company

Last Updated on 02/25/2002
By MLMAG